Mail Stop 3561

								October 19, 2005


Mr. Bruce Bendell
Acting Chief Financial Officer
The Major Automotive Companies, Inc.
43-40 Northern Boulevard
Long Island City, NY  11101

Re:	The Major Automotive Companies, Inc.
	Form 10-K for the year ended December 31, 2004
      Filed July 26, 2005
	File No. 000-29182

Dear Mr. Bendell:

	We have reviewed your response dated October 14, 2005 to our comment letter dated September 28, 2005 and have the following
additional comments.   Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Financial Statements

Consolidated Statements of Cash Flows, page F-9

1. We note your response to comment 2 in our letter dated
September
28, 2005.  Please amend your filing to revise your statements of cash
flows and balance sheets as appropriate for the classification of cash flows on your floor plan notes and to distinguish between amounts payable to trade creditors and floor plan notes that are non-
trade. Further, please expand your footnote disclosure to clarify the revised balance sheet and statement of cash flows presentation.
	With respect to our request that you tell us the approximate
amounts of 	borrowings and repayments from trade creditors and
non-trade creditors related to 	the financing of your
inventories,
we note you will provide us a response by 	October 21, 2005.

Note 12. Commitments and Contingencies, page F-36

2. Reference is made to comment 4 in our letter dated September
28,
2005. Please expand your proposed revised disclosure to describe the substantial corporate costs not directly related to dealership operations omitted from the calculation of the dealerships` "net income" for each year presented.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

      							Sincerely,


      							Michael Moran
      							Branch Chief


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Mr. Bruce Bendell
The Major Automotive Group, Inc.
October 19, 2005
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